Exhibit 99.5

TITAN TRADING ANALYTICS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING TO BE HELD ON FRIDAY, SEPTEMBER 19, 2008

To Holders of Common Shares:

The Annual and Special Meeting (the “Meeting”) of the shareholders of Titan Trading Analytics Inc. (the “Company”) will be held on Friday, September 19, 2008 at Unit 120, 4445 Calgary Trail, Edmonton, Alberta at 1:00 p.m. for the following purposes:

1.
to receive the audited financial statements of the Company for the year ended October 31, 2007, the report of the auditors thereon and the unaudited financial statements of the Corporation for the six month interim period ended June 30, 2008;

2.	to fix the number of directors to be elected at the Meeting at five members;

3.	to elect directors for the ensuing year;

4.	to appoint Auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.	to approve, with or without modification, the ordinary resolution amending the stock option plan of the Company;

6.
to approve, with or without modification, the ordinary resolution of disinterested shareholders relating to the proposed amendment to the terms of the previously approved acquisition of trading software; and

7.	to transact any other business that may properly come before the Meeting or anyadjournment thereof.

The board of directors has fixed the close of business on Tuesday, August 5, 2008 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by fax at 1-866-249-7775 (within North America) prior to 1:00 p.m., Edmonton time, on Wednesday, September 17, 2008, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Edmonton, Alberta, this 5th day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Kenneth W. Powell”
Kenneth W. Powell
President and CEO